Exhibit 99.1

Company announcement — No. 31 / 2019

Zealand Pharma major shareholder announcement: Van Herk Investments

Copenhagen, September 5, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces that it today has received the following major shareholder notification:

As from 5 September 2019, Van Herk Investments B.V. (Dutch registration no. 59055057) holds nominally DKK 6,714,730 shares (each share carrying one vote) in Zealand Pharma A/S, corresponding to 18.75% of the total share capital and total voting rights Zealand Pharma A/S.

Van Herk Investments B.V. is 100% owned by, Van Herk Private Equity Investments B.V. (Dutch registration no. 58894543, which is ultimately owned and controlled by Mr. Adrianus van Herk.

Van Herk Management Services B.V. (Dutch registration no. 24377325) controls and exercises the voting rights on behalf of Van Herk Investments B.V., and accordingly, Van Herk Management Services B.V controls and exercises the voting rights on nominally DKK 6,714,730 shares (each share carrying one vote), corresponding to 18.75% of the total share capital and total voting rights in Zealand Pharma A/S.

Van Herk Management Services B.V., is controlled by OGBB A. van Herk B.V. (Dutch registration no. 24160906), which is controlled by A. van Herk Holding B.V. (Dutch registration no. 24160780), which is ultimately controlled by Mr. Adrianus van Herk.

Notification to the Danish FSA has been made as well.

For further information, please contact:

Emmanuel Dulac, President and Chief Executive Officer

+45 50 60 36 36, edu@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

+45 50 60 37 78, lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.